10753 Macatawa Drive
Holland, Michigan 49424

March 31, 2011

Mr. Michael Clampitt
Mr. David Lin
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Macatawa Bank Corporation Registration Statement on Form S-1 Filed February 2, 2011 File No. 333-172021

Dear Gentlemen:

          This letter provides Macatawa Bank Corporation's (the "Company") response to the Commission staff letter dated February 28, 2011 (the "Comment Letter"). For convenience of reference, the comments in the Comment Letter are set forth in full below and the Company's responses to the comments immediately follow.

          The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form S-1

General

Comment #1:

As far as practicable, please fill-in all blanks in the next amendment.

Response:

          As far as practicable, the Company has filled-in all blanks in the registration statement. However, some blanks will continue to remain in the document until the terms of the offering are finalized. Once the offering terms are finalized, the Company will fill-in all blanks in the document in either a final pre-effective amendment to the registration statement or in a form of prospectus permitted to be filed under Rule 424.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Comment #2:

We note that you have filed a definitive proxy statement with respect to a special meeting of shareholders to increase your number of authorized shares of common stock. When appropriate, please update the prospectus to disclose the results of the special meeting and confirm that you have sufficient authorized and unissued shares of common stock to complete the offerings.

Response:

          Under the heading "Our Capital Needs" on page 2, the Company has updated the prospectus to disclose the results of the special meeting and confirm that it has sufficient authorized and unissued shares of common stock to complete the offerings.

Comment #3:

In your next amendment, please include compensation information for the fiscal year ended December 31, 2010. See Regulation S-K Compliance and Disclosure Interpretation 217.11.

Response:

          Compensation information for the fiscal year ended December 31, 2010 has been included in the registration statement as a result of the filing of the Company's Proxy Statement for its 2011 Annual Meeting of Shareholders ("Proxy Statement"), which is incorporated by reference into the registration statement on page 53.

Comment #4:

We note that in 2010, Wayne J. Elhart, Charles C. Geenen, Birgit M. Klohs, Robert L. Herr and Thomas P. Rosenbach were appointed to the Macatawa Bank Corporation Board of Directors. Please revise your disclosure to provide the information with respect to these persons required by Items 401, 404 and 407(a) of Regulation S-K, as applicable, including information regarding the standing committees (i.e., audit, compensation and nominating committees) on which any of these persons currently serve.

Response:

          This information has been included in the registration statement as a result of the filing of the Company's Proxy Statement, which is incorporated by reference into the registration statement on page 53.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Cover Page of Registration Statement

Comment #5:

Please provide the telephone number, including area code, of the agent for service.

Response:

          The Company has provided the telephone number, as requested.

Comment #6:

Please indicate, if true, under the "Calculation of Registration Fee" section that you are registering subscription rights.

Response:

          The Company has indicated under the "Calculation of Registration Fee" section that it is registering non-transferable subscription rights, but that, pursuant to Rule 457(g), no separate registration fee is required.

Cover Page of Prospectus

Comment #7:

Please revise the heading at the top of the page to indicate, in bold face type, that subscription rights are also being offered.

Response:

          The Company has revised the heading on the cover page to indicate that non-transferable subscription rights are also being offered.

Comment #8:

Please disclose in bold face type that the election of a rights holder to exercise rights is irrevocable.

Response:

          The Company has disclosed in bold face type on the cover page that the election of a rights holder to exercise subscription rights is irrevocable.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Comment #9:

Please indicate the purpose of the offerings on the cover page.

Response:

          The Company has added the following paragraph on the cover page:

"We intend to use a portion of the net proceeds of the offerings to contribute to the capital of the Bank to increase the Bank's capital and regulatory capital ratios and for general corporate purposes, including funding organic loan growth and long-term strategic opportunities. A portion of the net proceeds of the offering will be retained by the Company to pay its continuing operating expenses while the Company is unable to fund those expenses with dividends from the Bank."

Comment #10:

Limit the outside cover page of the prospectus to one page. Refer to Item 501 of Regulation S-K.

Response:

          The Company has limited the outside cover page of the prospectus to one page in accordance with Item 501 of Regulation S-K.

Comment #11:

Include prominent disclosure on the cover page and elsewhere in the prospectus indicating that (i) the rights offering does not contain a minimum subscription condition, (ii) that shareholders who subscribe may continue to own shares in the company when it and the Bank do not satisfy all minimum regulatory capital requirements and (iii) that the failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment.

Response:

          The Company has included the following paragraph in bold face type on the cover page:

"Investing in our common stock involves risks. The rights offering does not contain a minimum subscription condition. Shareholders who subscribe may

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

continue to own shares in the Company when it and the Bank do not satisfy all minimum regulatory capital requirements. A failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the Company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment. See 'Risk Factors' beginning on page 22."

          The Company has also included the new risk factor described in the response to Comment #26.

Comment #12:

Clarify in the table that "Proceeds to Macatawa Bank Corporation (before expenses)" is based on all shares being sold, and that no assurance can be given that all or any of the shares will be sold.

Response:

          The Company has added the following footnote to the table on the cover page:

"Based on all shares offered being sold. No assurance can be given that all or any of the shares offered will be sold."

Prospectus Summary

Our Strengths, page 2

Comment #13:

Following this section, please include a section captioned "Risks We Face" or something similar and provide a cross reference to the Risk Factors section.

Response:

          The Company has added a new subsection "Risks We Face" on page 3, with the following paragraph:

"Investing in our common stock involves risks. See 'Risk Factors' beginning on page 22 of this prospectus to read about risks you should carefully consider before buying our common stock."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Our Market Area, pages 3 - 4

Comment #14:

We note that you refer to projections by University of Michigan economists in the third paragraph of this section. Please identify these economists and provide specific sources for the data. As a related matter, please provide sources for the data you have provided in the second, fourth and seventh paragraphs of this section.

Response:

          The sources for the data provided in paragraphs two, three, four and seven of the disclosure under the heading entitled "Our Market Area" are publicly available and primarily from federal, state and local government or educational sources or publications. The Company has conducted due diligence on the accuracy of the information and believes the disclosure is accurate in all material respects based on the sources of the data. The Company does not believe it is necessary to provide the sources of the data in the prospectus. The Company believes that the sources of the data are not material to an investor's decision to invest in the offerings. Rather, what is material to investors is the statements made in the disclosure, and that the Company, by including the disclosure in the prospectus, is subject to liability under the Securities Act of 1933 for its accuracy.

          The Company will furnish to the Commission for its information only, by electronic mail or other acceptable means, a copy of the disclosure in annotated form.

Regulatory Developments, pages 7 - 8

Comment #15:

Update this section as of the most recent practicable date to specifically discuss (and quantify, where appropriate) the status of your compliance with each requirement of the Consent Order and the Written Agreement.

Response:

          The Company has deleted the last paragraph under the subheading "Consent Order with Macatawa Bank and its Regulators" on page 8 and replaced it with the following paragraph:

"The Company believes that, as of the date of this prospectus, the Bank was in compliance in all material respects with all of the provisions of the Consent Order, other than the minimum capital requirements."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

          Under the subheading "Written Agreement with the Company and its Regulator," the Company has done the following:

          Added two additional bullet points to the list on page 9, as follows:

"Must submit to the FRB an acceptable written plan to maintain sufficient capital on a consolidated basis."

"Must submit to the FRB a written statement of the Company's planned sources and uses of cash for debt service, operating expenses, and other purposes for 2010 and subsequent years."

          Added the following paragraphs on page 9:

"Since the effective date of the Written Agreement, we have submitted our capital plan, cash flow projections and other reports in accordance with the timelines specified in the Written Agreement or agreed upon extensions. In addition, our senior management has met with and spoken to FRB representatives several times since the Written Agreement became effective. On November 15, 2010, we submitted a plan to maintain sufficient capital and have had several conversations with the FRB regarding the plan since that time. The FRB has requested that the Company submit an updated draft of the capital plan by March 31, 2011, with the final plan to be submitted by April 30, 2011. On February 11, 2011, we submitted to the FRB a written statement of the Company's planned sources and uses of cash for 2011. The FRB has required that the Company provide a plan for how it will meet its cash flow obligations for 2011 no later than March 31, 2011. The Company intends to comply in a timely fashion with both requests from the FRB.

Other than acceptance by the FRB of a capital plan and a plan for meeting cash flow obligations for 2011, the Company believes that, as of the date of this prospectus, it was in compliance in all material respects with all of the provisions of the Written Agreement."

Comment #16:

Revise to disclose the ongoing SEC fact-finding investigation or provide a cross-reference to the relevant risk factor.

Response:

          Under a new subheading "Pending SEC Investigation" on page 9, the Company has added the following paragraph:

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

"We have been fully cooperating with the SEC, which is conducting a non-public fact-finding investigation into the circumstances surrounding the Company's restatement of earnings for the quarter ended June 30, 2008 and the Company's revision of its previously announced financial results for the quarter ended June 30, 2009. The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of its investigation. For additional information, please see 'Risk Factors - A pending SEC investigation may subject us to significant costs and could divert management attention.'"

Our Capital Needs, page 9

Comment #17:

Please revise your disclosure to specifically state the amount of capital you need to raise in order to meet all of your minimum regulatory capital requirements as of the most recent practicable date. In addition, disclose if the company expects that amount to increase, i.e., if continued losses are expected.

Response:

          The Company has added the following paragraph on page 2:

"At December 31, 2010, the Bank's Tier 1 Leverage Capital Ratio was 7.1% and the Total Risk Based Capital Ratio was 9.7%, which would qualify the Bank as "adequately capitalized" under the regulatory capital standards absent the Consent Order. The Bank would have needed a capital injection of approximately $13.9 million as of December 31, 2010 in order to comply with the Tier 1 Leverage Capital Ratio requirement and would have needed a capital injection of approximately $17.2 million in order to comply with the Total Risk Based Capital Ratio requirement of the Consent Order. Because the Bank is subject to the Consent Order, it cannot be categorized as "well capitalized," regardless of actual capital levels."

          The Company has also conformed the disclosures under the headings "The Offerings - Use of Proceeds" on page 13 and "Use of Proceeds" on page 35 to the above paragraph. The Company will update the disclosures to the most recent quarter ended, as appropriate.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

The Offerings, page 10

Comment #18:

Please supplement your disclosure under the "Shares Offered" subheading to indicate that any purchaser of common stock in the offerings may be the only purchaser, given the lack of a minimum offering amount.

Response:

          The Company has added the following additional sentence to the "Shares Offered" disclosure on page 12:

"Because there is no minimum amount, any purchaser of common stock in the offerings may be the only purchaser."

Comment #19:

To the extent known, disclose the directors' and officers' intent to subscribe for shares in the offerings, including quantification and indicate, if true, that they have not committed to purchase any shares. In this regard disclose the current number and percentage of shares held by this group, their ownership level given known current intent and the maximum level that they could own after the offering. Also address the effect of such levels of ownership on their control of the company, if material.

Response:

          The Company does not presently know the directors' and executive officers' intent to subscribe for shares in the offerings. However, it does expect some of its directors and executive officers to subscribe for shares in the offerings. The Company has added a new subheading "Director and Executive Officer Participation" on page 13, with the following paragraph. It will complete the missing information, when known, in a pre-effective amendment to the registration statement:

"Some of the Company's directors and executive officers intend to subscribe for shares in the offerings. Based on non-binding expressions of interest, we expect our directors and executive officers to purchase approximately [•] shares in the offerings having an aggregate purchase price of approximately $ [•]. See 'The Offerings and Plan of Distribution - Director and Executive Officer Participation."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

          The Company has added a new subheading "Director and Executive Officer Participation" on page 44, with the following paragraphs:

"Our directors and executive officers who are shareholders may participate in the rights offering based on their current ownership of common stock by exercising their basic subscription privilege. In addition, our directors and executive officers may purchase additional shares in the rights offering by exercising their oversubscription privilege to the extent other shareholders do not exercise their basic subscription privileges. In addition, we have reserved for purchase by directors and executive officers up to [•] of the shares of common stock to be offered in the public offering. The number of shares of common stock available for sale in the public offering will be reduced to the extent our directors and executive officers purchase the reserved shares. Any reserved shares that are not purchased will be offered for purchase in the public offering. Our directors and executive officers do not have any obligation and have not made any commitment to purchase any of the shares in the offerings, and there can be no assurance as to the number of shares in the offerings they may purchase, if any. Our directors and executive officers who purchase shares in the offerings will pay the same per share price as any other investor who purchases shares in the offerings. Based on non-binding expressions of interest, we expect our directors and executive officers to purchase approximately [•] shares in the offerings having an aggregate purchase price of approximately $ [•].

As of December 31, 2010, our directors and executive officers as a group beneficially owned 505,504 shares, or approximately 2.9% of the outstanding shares of our common stock. Assuming the purchase by our directors and executive officers as a group of [•] of the shares in the offerings and the sale of no additional shares offered in the offerings, our directors and executive officers as a group would have owned [•] shares, or approximately [•]% of the issued and outstanding shares of our common stock as of December 31, 2010. Assuming the purchase by our directors and executive officers as a group of [•] of the shares in the offerings and the sale of all of the shares offered in the offerings, our directors and executive officers as a group would have owned [•] shares, or approximately [•]% of the issued and outstanding shares of our common stock as of December 31, 2010."

Comment #20:

Under appropriate subheading, please discuss the material U.S. federal income tax consequences of the rights offering, especially those concerning the receipt, lapse or exercise of rights. Also reference the more complete discussion in the body of the text.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          The Company has added a new subheading "U.S. Federal Income Tax Considerations for Investors" on page 14, with the following paragraph:

"If you are a U.S. holder (as defined below under 'U.S. Federal Income Tax Considerations for Investors') and hold common stock on the record date for the rights offering, you will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights. If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights. You will not recognize any gain or loss upon the exercise of your subscription rights. See 'U.S. Federal Income Tax Considerations for Investors.'"

          Please also see the response to Comment #32.

Risk Factors, page 14 General

Comment #21:

We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing. Please also eliminate similar language in the third paragraph on page 25 and in the fifth paragraph on page 37.

Response:

          The Company has deleted the following two sentences from the introductory paragraph on page 22:

"The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations."

          The Company believes the language in the third paragraph on page 25 of the initial registration statement is appropriate and should remain in the prospectus. The language is intended to convey that the Company may face unidentified risks in the future that may cause an actual outcome to differ from a forward-looking statement. The Company believes this is a real

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

possibility and that disclosure of it in the context of a forward-looking statement disclaimer is appropriate.

          The Company has revised the last sentence in the first full paragraph on page 46, as follows:

"Please see 'Risk Factors' for a discussion of the risks involved in investing in our common stock."

Comment #22:

Please consider adding risk factors regarding (i) limited cash and cash equivalents, (ii) liquidity risk and (iii) the possible failure or circumvention of the company's controls and procedures, as you have done on pages 18 and 22 in the Form 10-K for the fiscal year ended December 31, 2010.

Response:

          The Company has added risk factors regarding the subjects mentioned in the comment on pages 23, 24 and 29. In addition, the Company has reviewed the presentation of risk factors in the prospectus and, to the extent appropriate, made it consistent with the presentation of risk factors in the Company's Form 10-K for the year ended December 31, 2010.

We Are Not in Compliance with the Consent Order, page 15

Comment #23:

Please revise to update the status of your compliance as of the latest practicable date.

Response:

          The Company has added the following sentence to the risk factor on page 24:

"The Company believes that, as of the date of this prospectus, the Bank was in compliance in all material respects with all of the provisions of the Consent Order, other than the minimum capital requirements."

Failure to Comply with the Written Agreement . . . , page 16

Comment #24:

Please revise to describe the specific terms of the Written Agreement that you may have difficulty complying with and explain why.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          The Company has revised the risk factor on page 25, as follows:

"Failure to comply with the Written Agreement could result in enforcement action against us.

The Company is subject to a Written Agreement with the FRB. Under the Written Agreement, the Company must submit to the FRB an acceptable written plan to maintain sufficient capital on a consolidated basis and a written statement of the Company's planned sources and uses of cash for debt service, operating expenses, and other purposes for 2010 and subsequent years.

Since the effective date of the Written Agreement, we have submitted our capital plan, cash flow projections and other reports in accordance with the timelines specified in the Written Agreement or agreed upon extensions. In addition, our senior management has met with and spoken to FRB representatives several times since the Written Agreement became effective. On November 15, 2010, we submitted a plan to maintain sufficient capital and have had several conversations with the FRB regarding the plan since that time. The FRB has requested that the Company submit an updated draft of the capital plan by March 31, 2011, with the final plan to be submitted by April 30, 2011. On February 11, 2011, we submitted to the FRB a written statement of the Company's planned sources and uses of cash for 2011. The FRB has required that the Company provide a plan for how it will meet its cash flow obligations for 2011 no later than March 31, 2011. The Company intends to comply in a timely fashion with both requests from the FRB.

Other than acceptance by the FRB of its capital plan and plan for meeting cash flow obligations for 2011, the Company believes that, as of the date of this prospectus, it was in compliance in all material respects with all of the provisions of the Written Agreement. The failure of the Company to comply with the terms of the Written Agreement could result in proceedings to enforce the Written Agreement. Such proceedings could result in removal of directors, officers, employees and institution affiliated parties, the imposition of civil money penalties and other adverse actions."

We may face increasing pressure . . . , page 18

Comment #25:

Revise to disclose the aggregate dollar amount of loans sold during the last 5 years.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          The Company has added the following new second paragraph to the risk factor on page 27:

"For the five-year period ended December 31, 2010, the Company has sold an aggregate of $533.1 million of residential mortgage loans on the secondary market. As of December 31, 2010, the Company had received notice that one make-whole request related to one previously sold loan would be forthcoming. The Company received this make-whole request on March 1, 2011. As of December 31, 2010, the Company had not realized any loss related to the make-whole request or any other residential mortgage loan sold on the secondary market during the five-year period ended December 31, 2010."

Risks Associated with the Offerings and the Company's Stock, page 20

Comment #26:

Please refer to the issues addressed in comment 11 above and add a risk factor disclosing the same.

Response:

          The Company has added the following risk factor under the subheading "Risks Associated With the Offerings and the Company's Stock" on page 31:

"The rights offering does not contain a minimum offering amount requirement. Your investment is subject to loss if we are unable to meet the capital requirements of the Consent Order.

The rights offering does not contain a minimum subscription condition. Shareholders who subscribe may continue to own shares in the Company when it and the Bank do not satisfy all minimum regulatory capital requirements. A failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the Company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

The Company may issue additional shares . . . , page 20

Comment #27:

Revise to disclose if there are any other plans, arrangements, or understandings to issue additional shares besides the issuance in exchange for the 11% debt. In this regard, disclose the outstanding amount of the 11% debt as of the latest practicable date.

Response:

          The Company has added the following two sentences to the first paragraph of the risk factor on page 31:

"As of December 31, 2010, subordinated notes having an aggregate principal amount of $1,650,000 were outstanding. Other than the offerings, the intended exchange offer for the subordinated notes and the possible exchange offer for preferred stock, the Company has no present plans to issue any additional shares of common stock."

Use of Proceeds, page 25

Comment #28:

Please update as of the most recent practicable date and revise the disclosure to:

•	Quantify the allocation of net proceeds between the company and the Bank, as a percentage or otherwise;
•	Clarify the meaning of the terms "qualifying capital" and "qualifying Tier 1 capital;" and
•	Disclose that there is no assurance of any particular level of proceeds from the offerings.

Response:

          Under the heading "Use of Proceeds," the Company has done the following:

          Added the following new fifth sentence to the first paragraph under that heading on page 35:

"Assuming all of the shares in the offerings are sold, the Company intends to contribute $ [•] of the net proceeds from the offerings to the Bank."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

          Added the following new last sentence to the first paragraph under that heading on page 35:

"There is no assurance as to any particular level of proceeds from the offerings."

          Please also see the response to Comment #17.

Comment #29:

Discuss what other measures the company has considered and which it is planning to pursue, if any, should the offerings not take place or be insufficient to enable the Bank to comply with the Consent Order with respect to total capital or Tier 1 capital, and please disclose the impact to the purchaser in the offerings. To the extent the company has no other plans, this should clearly be stated.

Response:

          The Company has added the following disclosure to "Use of Proceeds" on page 36:

"In addition to the offerings, we are pursuing other strategies to comply with the capital requirements of the Consent Order. These include reducing operating costs, shrinking assets of the Bank without weakening its liquidity position, and preserving capital through suspension of dividends. Following is more information regarding these other strategies:
•

Earnings improvements. Steps to reduce expenses have already resulted in the removal of approximately $9 million from the Bank's annualized operating costs. We have reduced wholesale funding, which improved the Bank's net interest margin in 2010 and its capacity to generate net interest income, enhancing franchise value. The Company was profitable in the last three quarters of 2010.

•

Suspension of dividends. The Bank did not pay dividends to the Company during 2009 and 2010. In previous periods, dividends from the Bank to the Company were primarily utilized by the Company to pay dividends on its common and preferred stock and interest on its trust preferred securities. To preserve Bank regulatory capital, the Company has suspended payment of dividends on common and preferred stock and has deferred interest payments on trust preferred securities. The Company has the option to defer interest payments on its trust preferred securities for up to 20 consecutive quarters.

•	Asset Reduction. Total assets were reduced by $319.2 million to $1.83 billion at December 31, 2009, from $2.15 billion at December 31, 2008. In 2010,

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

total assets declined an additional $251.9 million to $1.58 billion. The decrease in total assets was largely from a reduction of $263.2 million in 2009 and $293.6 million in 2010 in the Company's loan portfolio from efforts to reduce concentration in certain loan types. A $57.0 million decline in investment securities in 2009 and $120.3 million in 2010 also contributed to the decline in total assets. Further asset reductions in loan concentrations are expected in 2011 as we continue to execute this plan. The reductions in assets in 2010 were achieved while improving the Company's liquidity. Liquid assets to short term liabilities improved from 9.10% at December 31, 2009 to 20.50% at December 31, 2010.

There is no assurance that the offerings and these or other strategies to comply with the capital requirements of the Consent Order will be successful. See 'Risk Factors.'"

Capitalization, page 26

Comment #30:

The last two sentences of the first paragraph on page 26 should be printed in bold face type.

Response:

          The Company has printed in bold face type the last two sentences of the first paragraph on page 36.

Description of Capital Stock, page 29

Comment #31:

Indicate the extent to which the shares to be issued in the offerings will be fully paid and non-assessable.

Response:

          Under the subheading "Description of Common Stock," the Company has added the following new last sentence to the first paragraph under that heading on page 40:

"Shares of common stock to be issued in the offerings, when issued and delivered against payment for the shares, will be fully paid and non-assessable."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Certain Material U.S. Federal Income Tax Considerations for Investors, page 39

Comment #32:

Please eliminate references to "certain" material U.S. federal income tax considerations for investors and revise to clarify, if true, that the material U.S federal income tax considerations for the rights offering have been disclosed.

Response:

          The Company has eliminated references to "certain" in the disclosure on page 14.

          The Company has removed references to "material" in the disclosure on page 51. The Company understands that a shareholder will not recognize taxable income for U.S. federal income tax purposes upon receipt of the subscription rights, upon expiration of subscription rights or upon the exercise of subscription rights. Therefore, the Company believes the income tax considerations relating to the rights offering are not material to an investor's decision to invest in the rights offering. The Company believes that the tax consequences to investors of an investment in the offerings are the same as any other purchase of stock for cash and are not material to investors. The Company decided to include a discussion in the prospectus of the income tax considerations relating to the rights offering as a convenience to prospective investors and inadvertently used the term "material" in connection with the disclosures.

          The Company has deleted the disclosure under the subheadings "Distributions on Common Stock Received Upon Exercise of Subscription Rights," "Sale of Common Stock Acquired Upon Exercise of Subscription Rights," and "Information Reporting and Backup Withholding." The Company inadvertently included these disclosures and believes that the tax consequences to investors of an investment in the offerings are the same as any other purchase of stock for cash and are not material to investors.

          The Company has added the following new first sentence to the first paragraph under the subheading "General" on page 51:

"The following is a summary of U.S. federal income tax considerations for investors related to the subscription rights that will be distributed in the rights offering."

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Part II.

Item 13.  Other Expenses of Issuance and Distribution

Comment #33:

You state that the table of expenses sets forth "all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with the offering." However, the prospectus cover page indicates that "[n]either the rights offering nor the public offering is an underwritten offering." Please reconcile your disclosure.

Response:

          The Company has removed from the disclosure the phrase "other than estimated underwriting discounts and commissions."

Item 17.  Undertakings

Comment #34:

Revise paragraph 5 on page 48 to indicate, if true, that if any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post- effective amendment will be filed to set forth the terms of such offering. Refer to Item 512(c) of Regulation S-K.

Response:

          The Company has revised the disclosure to include the undertaking required by Item 512 (c) of Regulation S-K, with appropriate modifications.

Exhibits

Comment #35:

Please file as exhibits counsel's legal opinion regarding U.S. federal income tax matters and the related consent. Refer to Items 601(b)(8) and (23) of Regulation S-K.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          For Form S-1 registration statements, Item 601(b)(8) of Regulation S-K requires an opinion of counsel supporting the tax matters described in the filing to be filed as an exhibit only if "the tax consequences are material to an investor." For the reasons described above in response to Comment #32, the Company believes the income tax considerations relating to the rights offering are not material to an investor's decision to invest in the rights offering. Therefore, the Company believes an opinion of counsel supporting the tax matters described in the prospectus need not be filed as an exhibit to the registration statement.

Comment #36:

Please file as an exhibit the form of subscription rights certificate and/or subscription agreement as described in the fourth to last paragraph on page 33.

Response:

          The Company will file as an exhibit the form of subscription rights certificate in a pre-effective amendment to the registration statement.

Comment #37:

Please file or incorporate the letter from your former independent accountant as required by Item 601(b)(16) of Regulation S-K.

Response:

          The Company has incorporated by reference the letter from its former independent accountant filed as Exhibit 16.1 to the Company's Form 8-K/A filed on July 13, 2010.

Form 10-K for the fiscal year ended December 31, 2010

Item 1.  Business, page 1

Supervision and Regulation, page 12

Comment #38:

You may not qualify this section by reference to the statutes and regulations that are described. Please revise future filings to eliminate the qualification. In future filings please also eliminate the reference to "certain statutes and regulations" and indicate that all material information is discussed.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          In future filings, the Company will remove the qualification and the reference to "certain" in the introductory paragraph. The Company does not intend to make a statement that all material information is discussed, as the Company is not aware of any requirement to do so in Form 10-K, Regulation S-K or otherwise.

Item 2.  Properties, page 26

Comment #39:

Please revise future filings to clarify whether you own or lease each facility listed.

Response:

          The Company will revise future filings to clarify whether it owns or leases each facility listed.

Item 10.  Directors, Executive Officers and Corporate Governance, page 94

Comment #40:

Please revise to disclose the ages of your executive officers. Refer to Item 401 of Regulation S-K.

Response:

          This information is included in the Company's Proxy Statement and incorporated by reference into the Form 10-K as a result of the filing of the Company's Proxy Statement.

Item 12.  Security Ownership of Certain Beneficial Owners . . . , page 94

Comment #41:

We note your disclosure regarding beneficial owners of 5% or more of your outstanding shares of common stock as of December 31, 2010. Please revise to disclose the natural person who is the beneficial owner of the company shares owned by White Bay Capital, LLLP.

Mr. Michael Clampitt
Mr. David Lin
March 31, 2011

_____________________

Response:

          This information is included in the Company's Proxy Statement and incorporated by reference into the Form 10-K as a result of the filing of the Company's Proxy Statement.

Acknowledgment

                    The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer